SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ) [1]

GTT Communications, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

362393100
(CUSIP Number)

Charlesbank Capital Partners LLC	Ropes & Gray LLP
200 Clarendon Street, 54th floor	Prudential Tower, 800 Boylston Street
Boston, MA 02116	Boston, MA 02199-3600
Attn: Stephanie Paré Sullivan, Esq.	Attn: Thomas J. Danielski, Esq.
Tel: 617-619-5400	Tel: 617-951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    □

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 362393100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) CBEP Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,960,388
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,960,388
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,388
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 6.98% *
14.	Type of Reporting Person (See Instructions) OO

*Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP Number: 362393100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Equity Fund IX GP, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,960,388 *
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,960,388 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,388 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 6.98% **
14.	Type of Reporting Person (See Instructions) PN

* Represents shares of Common Stock held by CBEP Investments, LLC. The Reporting Person is the manager of CBEP Investments, LLC.
** Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP Number: 362393100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Equity Fund IX GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,960,388 *
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,960,388 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,388 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 6.98% **
14.	Type of Reporting Person (See Instructions) OO

* Represents shares of Common Stock held by CBEP Investments, LLC. The Reporting Person is the sole member of Charlesbank Equity Fund IX GP, Limited Partnership, which is the manager of CBEP Investments, LLC.
** Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP Number: 362393100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,960,388 *
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,960,388 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,388 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 6.98% **
14.	Type of Reporting Person (See Instructions) OO

*   Represents shares of Common Stock held by CBEP Investments, LLC.  The Reporting Person is the sole member of Charlesbank Equity Fund IX GP, LLC which is the general partner of Charlesbank Equity Fund IX GP, Limited Partnership, which is the manager of CBEP Investments, LLC.
** Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP Number: 362393100

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.0001 par value (the “Common Stock”), of GTT Communications, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 7900 Tysons One Place, Suite 1450, McLean, VA 22101.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	CBEP Investments, LLC, a Delaware limited liability company (“CBEP”);
2.	Charlesbank Equity Fund IX GP, Limited Partnership, a Massachusetts limited partnership (“Fund IX GP”);
3.	Charlesbank Equity Fund IX GP, LLC, a Massachusetts limited liability company (“Fund IX GP LLC”); and
4.	Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“CCP”).
The Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 99.1.

The shares of Common Stock reported herein are directly held by CBEP for the benefit of (i) Charlesbank Equity Fund IX, Limited Partnership, a Massachusetts limited partnership (“Equity Fund IX”); (ii) CB Offshore Equity Fund IX, Limited Partnership, a Cayman Islands limited partnership (“Offshore Fund IX”); (iii) Charlesbank Executives Fund IX, Limited Partnership, a Massachusetts limited partnership (“Executives Fund IX”); and (iv) Charlesbank Associates Fund IX, Limited Partnership, a Massachusetts limited partnership (“Associates Fund IX”).  Equity Fund IX, Offshore Fund IX, Executives Fund IX and Associates Fund IX are referred to collectively as the “Funds”.

CBEP has two series.  Series I is the series that holds the securities of the Issuer reported herein and is wholly owned pro rata by the Funds.  Fund IX GP is the general partner of Equity Fund IX, Offshore Fund IX and Executives Fund IX, and the manager of CBEP.  Fund IX GP LLC is the general partner of Associates Fund IX and the general partner of Fund IX GP.  CCP is the sole member of Fund IX GP LLC and the investment adviser to Equity Fund IX, Offshore Fund IX and Executives Fund IX.

Michael W. Choe is a Managing Director and the Chief Executive Officer of CBEP; John K. Fiyod is the Chief Financial Officer and Treasurer of CBEP; and Stephanie Paré Sullivan is the Chief Operating Officer, General Counsel and Secretary of CBEP.

The investment committee of CCP applicable to the Funds has voting and investment power over the investments made by CBEP and the shares of Common Stock held by CBEP on behalf of the Funds.  The members of the investment committee of CCP applicable to the Funds are Samuel P. Bartlett, Joshua N. Beer, J. Ryan Carroll, Michael W. Choe, Kim G. Davis, Michael R. Eisenson, Andrew S. Janower, Joshua A. Klevens, and Brandon C. White. Each such individual disclaims beneficial ownership of all securities that are beneficially owned by CCP, except to the extent of his or her pecuniary interest, if any, therein.

CUSIP Number: 362393100

 (b) CCP is principally engaged in acting as an investment adviser to private investment funds.  CBEP, Fund IX GP and Fund IX GP LLC are principally engaged in the business of investing in securities. The principal occupations of the individuals named in this Item 2 as related to the investment that is the subject of this filing on Schedule 13D are stated in paragraph (a) above.

(c) The business address of the each of the Reporting Persons and the individuals named in this Item 2 is c/o Charlesbank Capital Partners, LLC, 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CBEP is organized under the laws of Delaware. CCP, Fund IX GP and Fund IX GP LLC are organized under the laws of Massachusetts. Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Between February 20, 2020 and April 22, 2020, CBEP acquired an aggregate 3,960,388 shares of Common Stock for aggregate consideration of $41,156,709.51 (excluding brokerage commissions). The source of funds for CBEP's acquisition of the Common Stock was the Funds' working capital available for investment.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported herein for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power.  Except as set forth herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and may, from time to time, also engage in discussions with management and the board of directors of the Issuer about their investment, the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. In addition, funds affiliated with CCP have from time to time acquired, and in the future may acquire or sell, debt of the Issuer in the open market. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or similar transaction with respect to the Common Stock, to the extent permitted under applicable law and any agreement or agreements that have been or may be entered into with the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13D and Item 2(a) above.

(c) See Schedule 1.

(d) Except as otherwise described in this statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 8, 2019, the Issuer announced that it adopted a rights plan to reduce the potential that future federal income tax obligations would become subject to limitations by reason of the Issuer experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, by imposing substantial ownership dilution on any stockholder who acquired 4.9% or more of Common Stock.  Any stockholder who desires to acquire 4.9% or more of Common Stock and not trigger the dilution provisions under the rights plan must obtain prior consent from the Issuer’s board of directors. On March 30, 2020, the Issuer’s board of directors granted consent (the “Consent Letter”) to the acquisition by funds affiliated with CCP, at any time and from time to time, of up to 4,250,000 shares of Common Stock. The Consent Letter is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Funds affiliated with CCP have from time to time acquired, and in the future may acquire or sell, debt of the Issuer in the open market.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement
Exhibit 99.2 – Letter from GTT Communications, Inc., dated March 30, 2020

CUSIP Number: 362393100

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April  23, 2020

CBEP INVESTMENTS, LLC

By: /s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: Chief Operating Officer, General Counsel and Secretary

CHARLESBANK EQUITY FUND IX GP, LIMITED PARTNERSHIP

By: Charlesbank Equity Fund IX GP, LLC, its General Partner
By: Charlesbank Capital Partners, LLC, its Sole Member

By: /s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

CHARLESBANK EQUITY FUND IX GP, LLC

By: Charlesbank Capital Partners, LLC, its Sole Member

By: /s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

CHARLESBANK CAPITAL PARTNERS, LLC

By: /s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

CUSIP Number: 362393100

Schedule 1

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

All of the below transactions in the Common Stock were open market purchases by CBEP Investments, LLC, traded in the ordinary course over the New York Stock Exchange.  Each price excludes brokerage commissions.

Trade Date	Number of Shares	Price per Share
2/20/2020	53,885	$14.0755
2/21/2020	134,617	$14.5645
2/24/2020	100,242	$14.5706
2/25/2020	72,269	$14.8907
2/26/2020	50,854	$14.9265
2/27/2020	114,898	$14.9366
2/28/2020	130,316	$14.8872
3/6/2020	175,000	$12.4642
3/9/2020	114,169	$12.0074
3/10/2020	52,570	$11.5355
3/11/2020	200,000	$11.5059
3/12/2020	296,400	$ 9.6178
3/13/2020	150,000	$ 9.0725
3/16/2020	142,217	$ 9.0931
3/17/2020	100,000	$ 9.0780
3/18/2020	160,028	$ 8.5665
3/19/2020	154,100	$ 9.3422
3/20/2020	369,980	$ 7.8306
3/23/2020	28,455	$ 8.2111
4/7/2020	100,000	$ 8.3251
4/9/2020	100,000	$ 9.3546
4/13/2020	200,000	$ 9.2198
4/14/2020	101,909	$ 9.3978
4/15/2020	250,000	$ 9.3407
4/16/2020	178,091	$ 9.2645
4/17/2020	171,494	$ 9.3921
4/20/2020	47,000	$ 9.7127
4/21/2020	151,944	$ 9.5536
4/22/2020	59,850	$ 9.9827

CUSIP Number: 362393100

EXHIBIT 99.1
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  April  23, 2020

CBEP INVESTMENTS, LLC

By: /s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: Chief Operating Officer, General Counsel and Secretary

CHARLESBANK EQUITY FUND IX GP, LIMITED PARTNERSHIP

By: Charlesbank Equity Fund IX GP, LLC, its General Partner
By: Charlesbank Capital Partners, LLC, its Sole Member

By: /s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

CHARLESBANK EQUITY FUND IX GP, LLC

By: Charlesbank Capital Partners, LLC, its Sole Member

By: /s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

CHARLESBANK CAPITAL PARTNERS, LLC

By: /s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

CUSIP Number: 362393100

EXHIBIT 99.2

March 30, 2020

GTT Communications, Inc.
7900 Tysons One Place, Suite 1450
McLean, Virginia 22102

Charlesbank Capital Partners, LLC 200 Clarendon Street
Floor 54
Boston, MA 02116

Re: Exemption

Dear Ladies and Gentlemen:

Charlesbank Capital Partners, LLC (“Charlesbank”), on behalf of funds affiliated with Charlesbank (collectively with Charlesbank, the “Requesting Party”), has delivered an Exemption Request to GTT Communications, Inc. (the “Company”) under the Section 382 Rights Agreement, dated as of August 7, 2019, between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”). As of the date of the exemption granted hereby (the “Exemption”), the Requesting Party confirms that it has voting and dispositive power over 2,600,000 shares (the “Base Amount”) of the Company’s Common Stock. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Rights Agreement.

This Exemption confirms to the Requesting Party that, to the extent that the Requesting Party becomes the Beneficial Owner of 4.9% or more of the shares of Common Stock then outstanding solely due to the Requesting Party’s Beneficial Ownership of the Base Amount plus an additional 1,650,000 shares (the “Additional Amount”) of Common Stock (which Additional Amount may be acquired following the date hereof in one or more open market or privately negotiated transactions), then the Requesting Party shall not become or be deemed to be an Acquiring Person for any purpose under the Rights Agreement.

For the avoidance of doubt, if Charlesbank or any of its Affiliates (including, for the avoidance of doubt, its affiliated funds) or Associates becomes or is the Beneficial Owner of 4.9% or more of the shares of Common Stock then outstanding (including the Base Amount and all or any portion of the Additional Amount) and at such time any of such Persons is or is deemed to be the Beneficial Owner of any shares of Common Stock in excess of the Base Amount plus the Additional Amount, then such Person shall be deemed an Acquiring Person under the Rights Agreement.

This Exemption shall constitute an exemption under Section 36 of the Rights Agreement. This Exemption is for the sole benefit of, and may be relied upon solely by, the Requesting Party and may not be relied upon and shall not be effective as to any other Person or Persons.

Notwithstanding any other condition of this Exemption, the Requesting Party covenants and agrees that it shall not lend or pledge any of the shares of Common Stock constituting the Additional Amount.

CUSIP Number: 362393100

Please indicate (i) your agreement and acknowledgement of the foregoing, and (ii) your confirmation that the Exemption has been granted by the Board of Directors (or an authorized committee thereof), subject to the terms hereof, by executing this letter in the space provided below.

Sincerely,

GTT Communications, Inc.

By:  /s/ Christopher McKee
Name: Christopher McKee
Title: General Counsel

Acknowledged and Agreed, as of March 30th, 2020:

Charlesbank Capital Partners, LLC

By: /s/ Michael W. Choe
  Name: Michael W. Choe
  Title: Chief Executive Officer

[Signature Page to Exemption]